Exhibit (a)(1)

December 7, 2015

Dear Stockholder:

On November 24, 2015, CMG Partners, LLC and certain of its affiliates (CMG) launched an unsolicited offer (the CMG Offer) to purchase up to 1,500,000 shares of common stock of CNL Growth Properties, Inc. at a price of $5.00 per share in cash (the CMG Offer Price). On the same date, we announced a special distribution of at least $1.00 per share and a maximum of $1.70 per share dependent on whether a pending sale closes before December 31, 2015. Following our announcement, CMG then amended their offer and reduced their offer price to $4.00 per share.

On December 2, 2015, Everest REIT Investors I, LLC, an entity unaffiliated with CMG, also launched an unsolicited offer (the Everest Offer) to purchase up to 1,130,000 shares at a price of $5.00 per share in cash (the Everest Offer Price).

Our board of directors recommends that stockholders reject both offers. We are not affiliated with CMG, Everest or their respective offers. Our board of directors believes that each of the CMG Offer Price and the Everest Offer Price is significantly less than the current and potential long-term value of the shares.

Our estimated net asset value (NAV) per share announced in February 2015 was $9.40 per share. Assuming that the special distribution is $1.70 per share, our 2014 NAV would be revised to $7.70 per share on a pro forma basis. This represents a significant premium over the CMG Offer Price and the Everest Offer Price.

We recently engaged CBRE Capital Advisors, Inc., an independent investment banking firm, to assist the board of directors and valuation committee with determining a valuation and estimating our NAV as of Dec. 31, 2015 (2015 NAV). We intend, as soon as feasible, after the fiscal year-end to produce and disclose the results of our 2015 NAV. The 2015 NAV will be estimated in accordance with our valuation policy and the recommendations of the Investment Program Association, a trade association for non-listed direct investment vehicles (the IPA), in IPA Practice Guideline 2013-01, “Valuations of Publicly Registered Non-Listed REITs.”

For this and other reasons set forth in the enclosed Solicitation/Recommendation Statements on Schedule 14D-9, our board of directors has concluded that neither the CMG Offer nor the Everest Offer is in the best interests of stockholders. Our board of directors believes that both CMG and Everest are opportunistic purchasers attempting to acquire shares as cheaply as possible and deprive stockholders who accept their offers of the potential long-term value of their investment. You should carefully read the enclosed Schedule 14D-9s, which have been filed with the Securities and Exchange Commission and set forth the reasons for our board of directors’ recommendation, before making any decision regarding either the CMG Offer or the Everest Offer.

We recognize that due to the suspension of our stock redemption plan and the lack of a trading market for our shares that stockholders may decide to accept either the CMG Offer or the Everest Offer based on, among other things, their particular liquidity needs. Our board of directors acknowledges that stockholders must evaluate whether to tender their shares based on all the information available, including the factors considered by our board of directors and described in the Schedule 14D-9s. Our board of directors believes that in making a decision, each stockholder should keep in mind that our board of directors can provide no assurances with respect to future distributions or the value of our stock, which can change periodically, or future liquidity to the stockholders.

PLEASE CONSULT WITH YOUR FINANCIAL AND TAX ADVISORS BEFORE MAKING ANY DECISION AFFECTING YOUR INVESTMENT IN THE SHARES.

Thank you for your investment and continued support of CNL Growth Properties. We encourage you to follow our board of directors’ recommendation and not tender your shares to either CMG or Everest.

If you have any questions regarding either of these tender offers, you are encouraged to contact your financial advisor.

Sincerely,

/s/ James M. Seneff, Jr.	/s/ Thomas K. Sittema
James M. Seneff, Jr.	Thomas K. Sittema
Chairman of the Board	Chief Executive Officer & President

Enclosure

cc: Financial advisors